Exhibit 23.19

CONSENT OF GIL LAWSON, P.ENG.

Reference is made to the Registration Statement on Form S-8 and the documents incorporated by reference therein (the “Registration Statement”) of Goldcorp Inc. (the “Company”), and any amendments thereto, to be filed with the United States Securities and Exchange Commission pursuant to the United States Securities Act of 1933, as amended.

I hereby consent to the inclusion and incorporation by reference in the Registration Statement of the Company of the information prepared by me, that I supervised the preparation of or reviewed by me that is of a scientific or technical nature and all other references to such information included or incorporated by reference into the Registration Statement of the Company. I also consent to the use of and reference to my name, including as an expert or “qualified person”, in connection with the Registration Statement.

Date: August 16, 2016
/s/ Gil Lawson
Name: Gil Lawson, P.Eng.